UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐     No  :☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐     No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A. GROUP INTERIM REPORT First Half Ended March 31, 2007

SUMMARY

INTERIM MANAGEMENT REPORT	4

INTERIM FINANCIAL STATEMENTS	12

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE INTERIM REPORT	32

STATUTORY AUDITORS' REPORT ON THE FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2007	34

INTERIM MANAGEMENT REPORT

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

INTRODUCTION

During the first half of fiscal year 2007 (the “First Half”), the Group continued its development strategy designed to attract and retain theme parks visitors and hotel guests.

SUMMARY OF FINANCIAL RESULTS IN FIRST HALF 2007

Revenues increased 10% to € 512.6 million for the First Half reflecting increases in theme parks attendance and hotel occupancy, partially offset by lower real estate activity. Theme parks revenues increased 14% to € 269.3 million, primarily due to an increase of 0.6 million in attendance, which reached 6.1 million for the First Half. Hotels and Disney® Village revenues increased 12% to € 205.3 million driven by an increase of 5.1 percentage points in the hotel occupancy rate and an increase of 5% in average spending per room. Real Estate revenues decreased € 9.0 million from the prior-year period to € 6.5 million resulting from lower activity during the First Half as set-out in the Group's development plan.

Costs and expenses for the First Half increased 4% compared to the prior-year period. This increase was driven by higher labor hours worked by employees in order to support the increased Resort activity as well as increased marketing and other amounts incurred related to the launch of the 15th anniversary celebration of Disneyland® Resort Paris. Partially offsetting this increase was a reduction in Real Estate costs and expenses as well as a € 4.3 million benefit from the settlement of a claim related to prior expenses.

Operating margin before depreciation and amortization increased € 26.0 million to € 39.1 million as a result of increased revenues during the First Half.

Net financial charges increased 10% over the prior-year period. This increase is primarily related to the Disneyland® Park financing agreement.

For the First Half, net losses of the Group decreased € 19.8 million to € 82.0 million.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	First Half		Variance
(€ in millions)	2007	2006	Amount	%
Revenues	512.6	467.4	45.2	9.7%
Costs and expenses	(548.9)	(528.3)	(20.6)	3.9%

Operating margin	(36.3)	(60.9)	24.6	(40.4)%
Net financial charges	(45.6)	(41.6)	(4.0)	9.6%
(Loss) / income from equity investments	(0.1)	0.2	(0.3)	n/m

Loss before taxes	(82.0)	(102.3)	20.3	(19.8)%
Income tax benefit (expense)	—	0.5	(0.5)	n/m

Net loss	(82.0)	(101.8)	19.8	(19.4)%

Net loss attributable to:
Equity holders of the parent	(69.2)	(83.6)	14.4	(17.2)%
Minority interests	(12.8)	(18.2)	5.4	(29.7)%

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

OPERATING MARGIN BEFORE DEPRECIATION AND AMORTIZATION

	First Half		Variance
(€ in millions)	2007	2006	Amount	%
Operating margin	(36.3)	(60.9)	24.6	(40.4)%
Plus: Depreciation and amortization	75.4	74.0	1.4	1.9%

Operating margin before depreciation and amortization (1)	39.1	13.1	26.0	198.5%

As a percentage of revenues	7.6%	2.8%		+4.8 ppt

(1)

While management believes that operating margin before depreciation and amortization is a useful tool for evaluating performance, it is not a measure of financial performance defined under IFRS, and should not be viewed as a substitute for operating margin, net income / (loss) or operating cash flow in evaluating the Group's financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group:

	First Half		Variance
	2007	2006	Amount	%
Theme parks attendance (in millions) (1)	6.1	5.5	0.6	10.9%
Average spending per guest (2) (in €)	43.6	42.5	1.1	2.6%

Hotel occupancy rate (3)	83.1%	78.0%		+5.1 ppt
Average spending per room (4) (in €)	177.7	169.0	8.7	5.1%

(1)	Theme parks attendance is recorded on a "first click" basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
(2)	Average daily admission price and spending on food, beverage and merchandise and other services sold in the theme parks, excluding value added tax.
(3)	Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4)	Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding value added tax.

The increase in theme parks attendance primarily reflects growth in the French and Spanish markets. Average spending per guest increased 2.6%, driven by both increased spending on admissions and by in-parks spending on merchandise and food and beverage items.

The hotel occupancy rate increased 5.1 percentage points, which resulted in an additional 53,000 room nights. This increase was primarily driven by increases related to the corporate convention business and guests visiting from distant markets.

Average spending per room increased 5.1% primarily as a result of increases in daily room rates at certain of our hotels.

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

Discussion of Components of Operating Results:

REVENUES BY SEGMENT

Revenues of the Group are detailed as follows:

	First Half		Variance
(€ in millions)	2007	2006	Amount	%
Theme parks	269.3	237.0	32.3	13.6%
Hotels and Disney® Village	205.3	183.6	21.7	11.8%
Other	31.5	31.3	0.2	0.6%

Resort segment	506.1	451.9	54.2	12.0%
Real estate development segment	6.5	15.5	(9.0)	(58.1)%

Total revenues	512.6	467.4	45.2	9.7%

Resort Segment revenues increased 12% to € 506.1 million from € 451.9 million in the prior-year period.

Theme parks revenues increased 13.6% to € 269.3 million from € 237.0 million in the prior-year period, reflecting a 0.6 million increase in attendance over the First Half as well as a 2.6% increase in average spending per guest.

Hotels and Disney Village revenues increased 11.8% to € 205.3 million from € 183.6 million in the prior-year period, reflecting a 5.1 percentage point increase in hotel occupancy and a 5.1% increase in average spending per room.

Other revenues, which primarily include participant sponsorships, transportation and other travel services sold to guests, were stable at € 31.5 million.

Real Estate Development Segment revenues decreased € 9.0 million from the prior-year period as a result of fewer transactions during the First Half as set-out in the Group's development plan. This plan included the closing of one transaction in the First Half, compared with five transactions in the prior-year period.

COSTS AND EXPENSES

Costs and expenses of the Group are detailed as follows:

	First Half		Variance
(€ in millions)	2007	2006	Amount	%
Direct operating costs (1)	434.5	420.1	14.4	3.4%
Marketing and sales expenses	61.3	53.9	7.4	13.7%
General and administrative expenses	53.1	54.3	(1.2)	(2.2)%

Costs and expenses	548.9	528.3	20.6	3.9%

(1)	For the First Half 2007 and the corresponding prior-year period, direct operating costs included royalties and management fees of € 29.1 million and € 26.1 million, respectively.

Direct operating costs for the First Half increased 3.4% compared to the prior-year period. This increase was driven by higher labor hours in order to support the increased Resort activity. In addition, certain Resort maintenance projects that are normally conducted in the second semester were accelerated in order to prepare the Resort for the launch of the 15th anniversary celebration. Partially offsetting this increase was a reduction in Real Estate costs related to the lower number of transactions during the First Half when compared to the prior-year period and a € 4.3 million benefit from the settlement of a claim related to prior expenses.

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

Marketing and sales expenses increased € 7.4 million compared to the prior-year period largely due to incremental media spend in anticipation of the launch of the 15th anniversary celebration.

General and administrative expenses were relatively stable compared to the prior-year period.

NET FINANCIAL CHARGES

Net financial charges were composed of:

	First Half		Variance
(€ in millions)	2007	2006	Amount	%
Financial income	4.8	2.3	2.5	108.7%
Financial expense	(50.4)	(43.9)	(6.5)	14.8%

Net financial charges	(45.6)	(41.6)	(4.0)	9.6%

Net financial charges increased 9.6% over the prior-year period. This increase is primarily related to the Disneyland® Park financing agreement.

NET LOSS

For the First Half, net losses of the Group decreased € 19.8 million to € 82.0 million compared to € 101.8 million for the prior-year period. Net loss attributable to equity holders of the parent amounted to € 69.2 million and net loss attributable to minority interests amounted to € 12.8 million. The decrease in net losses primarily reflects the increased revenues of the Resort segment over the period.

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

Cash Flows and Liquidity:

Cash and cash equivalents as of March 31, 2007, was € 193.9 million, down € 72.5 million from the prior fiscal year end. This decrease resulted from:

	First Half		Variance
(€ in millions)	2007	2006
Cash flows used in operating activities	(6.7)	(24.6)	17.9
Cash flows used in investing activities	(65.5)	(66.7)	1.2
Cash flows used in financing activities	(0.3)	(0.1)	(0.2)

Decrease in cash and cash equivalents	(72.5)	(91.4)	18.9

Cash flows used in operating activities for the First Half totaled € 6.7 million compared to € 24.6 million used in the prior-year period. This improvement reflects the operating performance over the First Half, partially offset by changes in working capital.

Cash flows used in investing activities for the First Half totaled € 65.5 million, compared to € 66.7 million used in the prior-year period, which primarily reflects capital expenditures related to the projects associated with the € 240 million multi-year investment program.

Cash flows used in financing activities for the First Half totaled € 0.3 million compared to € 0.1 million used in the prior-year period.

Based on existing cash positions, liquidity from the un-drawn € 150.0 million line of credit from The Walt Disney Company (“TWDC”), and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the 2005 Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future, subject to the Group’s compliance with its debt agreements as discussed below.

The Group has covenants under its debt agreements that limit its investment and financing activities. The Group must also meet financial performance covenants that require improvements to its operating margin. If compliance with financial performance covenants could not be achieved through increased revenues, the Group would have to appropriately reduce operating costs, curtail a portion of planned capital expenditures (outside those contained in the Group’s multi-year investment program) and/or seek assistance from TWDC or other parties as permitted under the loan agreements. Although no assurances can be given, the Group currently believes that it will meet its financial performance covenants in fiscal year 2007 through increased revenues and continued cost containment, without the need for any of the additional measures referred to above.

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

DEBT

The Group’s borrowings as of March 31, 2007 are detailed below:

		First Half 2007
(€ in millions)	September 30, 2006	Increase		Decrease		March 31, 2007
CDC senior loans	242.5	—		—		242.5
CDC subordinated loans	738.4	21.2	(1)	—		759.6
Credit facility – Phase IA	264.9	1.3		—		266.2
Credit facility – Phase IB	116.8	0.5		—		117.3
Partner advances – Phase IA	304.9	—		—		304.9
Partner advances – Phase IB	92.6	0.1		—		92.7
TWDC loans	179.9	29.0	(2)	—		208.9
Financial lease	0.6	—		(0.3	) (3)	0.3

Non-current borrowings	1,940.6	52.1		(0.3	) (3)	1,992.4

Financial lease	0.7	0.3	(3)	(0.3)		0.7

Current borrowings	0.7	0.3	(3)	(0.3)		0.7

Total borrowings	1,941.3	52.4		(0.6)		1,993.1
(1)	Increase primarily related to fiscal year 2006 conditional deferral of interest.
(2)	Increase primarily related to First Half royalties and management fees unconditional deferral and deferred interest.
(3)	Transfers from non-current to current.

The Group’s principal indebtedness increased € 51.8 million to € 1,993.1 million as of March 31, 2007 compared to € 1,941.3 million as of September 30, 2006. The increase is primarily related to the € 25.2 million conversion of accrued interest on CDC subordinated and TWDC loans and € 25.0 million of fiscal year 2007 management fees and royalties into subordinated long term debt.

RELATED-PARTY TRANSACTIONS

Related-party transactions mainly include royalties and management fees to, as well as borrowings from TWDC. For a full description of related-party activity for the First Half, please refer to note 12 of the Group's interim condensed consolidated financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM MANAGEMENT REPORT

First Half Ended March 31, 2007

OUTLOOK

On April 1, 2007, the Group launched the celebration of the 15th anniversary of Disneyland® Resort Paris which will last until March 31, 2008. The Disneyland® Park’s Sleeping Beauty Castle has been decorated with sculptures of Disney Characters and 15 birthday candles. Each night, the candles are lit during Candleabration, a birthday show featuring favorite Disney Characters. In the Disneyland Park, Disney Characters star in the all-new Disney’s Once Upon a Dream parade. Two new attractions are scheduled to open at the Walt Disney Studios® Park during the celebration. Crush’s Coaster and Cars Race Rally, inspired by the Disney/Pixar's hit animated films Finding Nemo and Cars, respectively.

On June 10, 2007, the new high speed train (“TGV Est Européen”) line to the East of France, Germany and Switzerland will be launched. With the opening of this line, the Marne-la-Vallée/Chessy station will become the largest high speed rail interchange in Europe. This line will allow more guests living east of our Resort quicker access to Disneyland Resort Paris. Once the line is running at full capacity, the French Rail Authority expects that more than six million passengers should transit through this station every year.

For the remainder of the fiscal year 2007, management will pursue a strategy designed to add both to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience to drive both attendance and occupancy growth as well as increases in guest spending. The celebration of the 15th anniversary of Disneyland Resort Paris should provide opportunities to increase attendance and revenues. The increased activity would also require an increase in costs and expenses. At the same time, the main risks and uncertainties1 related to the Group are the same as those described in the Group’s 2006 reference document and primarily relate to the Group’s high level of borrowings and to the nature of the themed parks activities.

[1]

Please refer to the pages 42 to 45 presented in the Group’s reference document registered with the Autorité des Marchés financiers (“AMF”) on February 13, 2007 under the number R. 07-009 and available on both Euro Disney’s website (www.eurodisney.com) and the AMF website (www.amf-france.org).

INTERIM FINANCIAL STATEMENTS

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

The financial statements have been presented in accordance with IAS 34.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

CONDENSED CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	March 31, 2007	September 30, 2006
Non-current assets
Property, plant and equipment	7	2,249.9	2,258.9
Investment property	5.1	43.4	43.4
Intangible assets		52.4	53.6
Financial assets		7.2	7.2
Other		68.2	63.3

		2,421.1	2,426.4
Current assets
Inventories		42.4	39.1
Trade and other receivables		133.4	124.9
Cash and cash equivalents	8	193.9	266.4
Other		7.7	5.9

		377.4	436.3

Total assets		2,798.5	2,862.7
Shareholders' equity
Share capital		39.0	39.0
Share premium		1,628.0	1,628.3
Accumulated deficit		(1,451.1)	(1,381.8)
Other		3.2	1.6

Total shareholders’ equity		219.1	287.1

Minority interests	9	93.6	106.4

Total equity		312.7	393.5

Non-current liabilities
Provisions	10	15.2	10.3
Borrowings	11	1,992.4	1,940.6
Deferred revenues		38.9	39.2
Other		57.2	58.5

		2,103.7	2,048.6
Current liabilities
Trade and other payables		312.7	371.6
Borrowings	11	0.7	0.7
Deferred revenues		66.7	46.6
Other		2.0	1.7

		382.1	420.6

Total liabilities		2,485.8	2,469.2

Total equity and liabilities		2,798.5	2,862.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(€ in millions except per share data)	Note	First Half 2007	Fiscal Year 2006	First Half 2006
Revenues		512.6	1,087.7	467.4
Direct operating costs (incl. royalties and management fees)	6	(434.5)	(874.4)	(420.1)
Marketing and sales expenses		(61.3)	(106.3)	(53.9)
General and administrative expenses		(53.1)	(109.4)	(54.3)
Costs and expenses		(548.9)	(1,090.1)	(528.3)

Operating margin		(36.3)	(2.4)	(60.9)
Financial income		4.8	5.1	2.3
Financial expense		(50.4)	(91.4)	(43.9)
(Loss) / income from equity investments		(0.1)	0.1	0.2

Loss before taxes		(82.0)	(88.6)	(102.3)

Income tax benefit (expense)		—	—	0.5

Net loss		(82.0)	(88.6)	(101.8)

Net loss attributable to:
Equity holders of the parent		(69.2)	(73.1)	(83.6)
Minority interests		(12.8)	(15.5)	(18.2)

Average number of outstanding shares (in millions)		3,898	3,898	3,898
Basic and diluted loss per share (in euro)		(0.02)	(0.02)	(0.02)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(€ in millions)	Share capital	Share premium	Accumulated deficit	Other	Sub-total	Minority interests	Total
As of September 30, 2005	39.0	1,628.3	(1,308.7)	0.1	358.7	117.4	476.1

Net loss for First Half 2006	—	—	(83.6)	—	(83.6)	(18.2)	(101.8)
Other	—	—	—	3.8	3.8	1.2	5.0

As of March 31, 2006	39.0	1,628.3	(1,392.3)	3.9	278.9	100.4	379.3

Net loss for Second Half 2006	—	—	10.5	—	10.5	2.7	13.2
Other	—	—	—	(2.3)	(2.3)	3.3	1.0

As of September 30, 2006	39.0	1,628.3	(1,381.8)	1.6	287.1	106.4	393.5

Net loss for First Half 2007	—	—	(69.2)	—	(69.2)	(12.8)	(82.0)
Other	—	(0.3)	(0.1)	1.6	1.2	—	1.2

As of March 31, 2007	39.0	1,628.0	(1,451.1)	3.2	219.1	93.6	312.7

STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

	March 31,		September 30, 2006
(€ in millions)	2007	2006
Employee benefits:
Stock options	0.4	0.7	1.5
Pensions - actuarial (gains) / losses	—	—	(2.3)
Financial instruments:
Swap	1.3	2.8	4.0
Forward currency contracts	(0.1)	0.3	(1.7)

Total income and expense recognized directly through equity	1.6	3.8	1.5

Net loss	(82.0)	(101.8)	(88.6)

Total income and expense recognized	(80.4)	(98.0)	(87.1)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

CONDENSED STATEMENTS OF CASH FLOWS

(€ in millions)	Note	First Half 2007	Fiscal Year 2006	First Half 2006(1)
Net loss		(82.0)	(88.6)	(101.8)
Items not requiring cash outlays:
- depreciation and amortization		75.4	150.3	74.0
- other		8.3	8.2	3.5
Net changes in working capital account balances		(8.4)	82.0	(0.3)

Cash flows (used in) / generated by operating activities		(6.7)	151.9	(24.6)

Capital expenditures for tangible and intangible assets		(65.5)	(131.2)	(66.6)
Other		—	—	(0.1)

Cash flows used in investing activities		(65.5)	(131.2)	(66.7)

Repayments of borrowings		(0.3)	(0.2)	(0.1)
Releases of debt security and other deposits		—	3.7	—

Cash flows (used in) / generated by financing activities		(0.3)	3.5	(0.1)

Change in cash and cash equivalents		(72.5)	24.2	(91.4)
Cash and cash equivalents, beginning of period		266.4	242.2	242.2

Cash and cash equivalents, end of period	8	193.9	266.4	150.8

(1)

2006 figures for the first half have been restated to reflect the reclassification of restricted cash under Other non-current assets and bank overdrafts under Trade and other payables. This cash flow presentation is consistent with the fiscal year 2006 financial statements.

SUPPLEMENTAL CASH FLOW INFORMATION

(€ in millions)	First Half 2007	Fiscal Year 2006	First Half 2006
Supplemental cash flow information:
Interest paid	33.3	63.2	31.4

Non-cash financing and investing transactions:
Deferral into borrowings of accrued interest under TWDC and CDC subordinated loans	25.2	22.4	22.4
Deferral into borrowings of management fees and royalties	25.0	25.0	25.0

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION FOR THE FINANCIAL STATEMENTS

The interim condensed consolidated financial statements (including the notes thereto) for the six months ended March 31, 2007 (the “First Half”) have been prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting (“IAS 34”). Pursuant to IAS 34, the accompanying notes relate to significant events for the six months period ended March 31, 2007 and should be read in conjunction with the consolidated financial statements for the year ended September 30, 2006, which have been prepared in compliance with IFRS as adopted by the European Union.

The accounting policies applied in preparing these interim condensed consolidated financial statements are the same as those applied as of September 30, 2006.

The Group’s consolidated financial statements and the statutory auditors’ report on the consolidated financial statements for fiscal year 2006 are presented in the Group’s reference document registered with the Autorité des Marchés Financiers (“AMF”) on February 13, 2007 under the number R. 07-009 (the “2006 Reference Document”) and available on both Euro Disney's website (www.eurodisney.com) and the AMF website (www.amf-france.org).

2. DESCRIPTION OF THE BUSINESS

Euro Disney S.C.A. (the “Company”), its owned and controlled subsidiaries (the “Legally Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of Disneyland® Resort Paris on April 12, 1992. The Group operates Disneyland Resort Paris, which includes two theme parks, Disneyland® Park and Walt Disney Studios Park® (which opened to the public on March 16, 2002), seven themed hotels, two convention centers, the Disney® Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, traded on Euronext Paris, is 39.8 % owned by an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company's Gérant), an indirect, wholly-owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC. The Company owns 82% of Euro Disney Associés S.C.A. (“EDA”), which is the primary operating company of Disneyland Resort Paris. The remaining 18 % interest in EDA is held equally by two indirect wholly-owned subsidiaries of TWDC.

2.1. DISNEYLAND RESORT PARIS FINANCING

The Legally Controlled Group owns Walt Disney Studios Park, the Disneyland® Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

Disneyland® Park - Phase IA

As part of the Phase IA lease structuring, Euro Disneyland S.N.C. (the “Phase IA Financing Company”) leases Disneyland Park to EDA, under a financial lease (crédit bail). The lease payments due each year under the financial lease are calculated to include the debt service and other operating costs of the Phase IA Financing Company. In addition, the lease contains a variable rent based upon the number of paying guests visiting Disneyland Park (attendance based lease or “ABL”). The Group accounts for these variable rent amounts as a direct allocation from the equity holders of the parent to minority interests. The Group has no ownership interest in the Phase IA Financing Company, which is fully consolidated under IFRS in accordance with Standing Interpretations Committee on special purpose entities (“SIC 12”).

The lease will terminate on December 31, 2030 at the latest. The Company has the option to acquire the Disneyland Park at any time after June 30, 2006 for an amount approximating the balance of the Phase IA Financing Company’s then outstanding debt and taking into account a tax indemnity to the partners for the purchase option payment. If the Company does not exercise the purchase option by December 31, 2016, EDA will have to pay a penalty of approximately € 125 million to the partners of the Phase IA Financing Company.

Hotels - Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney® Village entertainment centre (collectively, the “Phase IB Facilities”). EDL Hôtels S.C.A. leases the Phase IB facilities from six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”). The Group has no ownership interest in the Phase IB Financing Companies, which are however fully consolidated under IFRS in accordance with SIC 12.

The leases currently expire in February 2011, although the Group expects the lease terms to be extended to fiscal year 2017. The Group has the option to acquire the leased assets at any time during the term of the lease for an amount approximating the balance of the Phase IB Financing Companies’ outstanding debt.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club Hotel. Pursuant to sale and leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A. The Group has no ownership interest in Centre de Congrès Newport S.A.S., which is however fully consolidated under IFRS in accordance with SIC 12.

The leases will terminate in September 2017, at which point the Group has the option to acquire the Convention Centre for a nominal amount.

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies and Centre de Congrès Newport S.A.S.

2.2. 2005 LEGAL AND FINANCIAL RESTRUCTURING

For a complete description of the 2005 legal and financial restructuring (the “2005 Restructuring”), please refer to the Group's 2006 Reference Document.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

The 2005 Restructuring provided liquidity and protective measures intended to mitigate the adverse impact of business volatility (through unconditional and conditional deferrals of expenditures) as well as capital to invest in new attractions (the “Development Plan”).

3. SIGNIFICANT ACCOUNTING POLICIES

3.1. CONSOLIDATION PRINCIPLES

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the financing companies, which are directly or indirectly controlled by the Company. In accordance with SIC 12, the Financing Companies, from which the Group leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts. The substance of the relationship between the Group and these Financing Companies is such that they are effectively controlled by the Group, even though the Company has no ownership interests in them.

Companies controlled by the Company are consolidated using the full consolidation method.

Joint Ventures in which the Group has significant influence are accounted for using the equity method, in accordance with the option in IAS 31 (“Interests in Joint Ventures”).

3.2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially measured and recognized at acquisition cost, including any directly attributable cost of preparing the asset for its intended use or any financial cost related to its financing as described below. An item is recorded as property, plant and equipment only if the measurement of costs is reliable and if it is probable that its future economic benefits will flow to the Group.

Property, plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses, and are depreciated over their estimated useful lives.

Estimated useful lives
Infrastructure	40 years
Buildings and attractions	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Borrowings costs attributable to the financing of property, plant and equipment and incurred for the construction of fixed assets or the acquisition and development of lands are capitalized during the period of construction or development using the weighted average interest rate on the Group’s borrowings.

3.2.1. Asset by Component Approach

Assets are recorded using a component approach, which consists of identifying assets separately in the accounting records in sufficient detail to allow assets that are components of larger assets to be depreciated separately over their useful lives.

Subsequent expenditures to replace a defined fixed asset component are capitalized and the replaced component written-off. All other subsequent expenditures, except those that substantially improve the life or utility of the related asset, are expensed as incurred.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

3.2.2. Planned Major Renovations

Expenditures for planned major fixed asset renovations are expensed as incurred except for those specific expenditures that replace or improve a defined fixed asset component, in which case the expenditure is capitalized and depreciated over the estimated useful life.

3.2.3. Investment Grants

Investment grants from governmental authorities are recorded as a reduction of the cost of the assets to which they relate.

3.2.4. Leasing Contracts

Leases that transfer to the lessee substantially all the risks and rewards incidental to ownership of the assets are accounted for as asset financing. A leasing contract is considered as a financial lease through analyzing the following factors:

-	the ratio between the lease term and the economic life of the asset;
-	the present value of the minimum lease payments compared to the fair value of the leased asset;
-	the transfer of ownership by the end of the lease term;
-	a favorable option to purchase; and
-	the specialized nature of the leased asset.

Under IAS 17, assets leased under contracts qualifying as financing leases are capitalized and amortized over their estimated useful lives and the related lease obligations are recorded as borrowings after the imputation of an appropriate effective interest rate.

Additionally, operating lease payments (resulting from leases that do not qualify as financial leases) are recognized as expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user's benefit.

3.2.5. Impairment

The Group performs an impairment test of its long-lived assets whenever indicators of impairment exist. If a possible impairment is identified, the Group will compare the carrying amount of its related assets to their recoverable amount, defined as the higher of their fair value and their value in use. The value in use is based on the discounted present value of future cash flows expected from the use of the long-lived assets over their remaining useful life. If the recoverable amount of these assets were to be less than their carrying amount, the Group would record an impairment charge for the difference. For purposes of such tests, operating assets are grouped into cash-generating units, which correspond to the Group’s two reporting segments.

The resort cash-generating unit includes the theme parks, hotels and Disney® Village and related guest amenity facilities. The real estate development segment cash-generating unit primarily includes land rights and investment property (land) leased to third parties under long term leases.

An impairment reserve is recorded when the “recoverable amount” of a cash-generating unit is less than its net book value.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

3.3. FINANCIAL ASSETS AND LIABILITIES

3.3.1. Financial Assets

Financial assets include investments, cash and cash equivalents, loans, financial receivables, accounts receivables and the fair value of derivative instruments. They are accounted for at the trade date.

Marketable securities are measured at fair value. Realized or unrealized gains and losses resulting from changes in the fair value of these assets are recognized in the income statement in Financial income / Financial expense.

Loans and receivables are assets with fixed or determinable payments that are not quoted in an active market. They are measured and recorded at amortized cost, less any provision for impairment, and are classified in the balance sheet as Financial assets when they have a maturity of more than twelve months. Receivables that have a maturity of less than twelve months are classified in the balance sheet as Trade and other receivables, while loans with a maturity less than twelve months are classified as Other current assets.

3.3.2. Financial Liabilities

Financial liabilities are composed of borrowings and financial debt, bank overdrafts, accounts payable and the fair value of derivative instruments.

Borrowings are initially recorded at the fair value of the consideration received. They are subsequently measured using the effective interest method.

Debt issue costs are deferred and amortized over the contractual life of the related debt. Costs incurred to renegotiate the terms of existing debt instruments are recorded as Financial expense as incurred if the negotiated modifications to the debt’s terms are significant and result in an extinguishment of the original debt. Costs incurred for non-significant modifications to existing debt are deferred and amortized to Financial expense using the effective interest method over the remainder of the life of the renegotiated debt. Debt issue costs are recorded under Other non current assets.

The Group’s debt portfolio includes fixed and variable rate borrowings that were incurred to finance the construction of Disneyland® Resort Paris. Portions of the Group’s debt portfolio were restructured or substantially modified in negotiations that were finalized in fiscal years 1994, 2000, and 2005. The modifications over the years to the Group’s loan agreements have included interest waivers, rate changes and deferrals of principal repayments.

Significant modifications of borrowing terms are accounted for as an extinguishment of the existing debt. The carrying value of the existing debt is replaced by the fair value of the debt after its modification.

3.3.3. Hedging

As part of its overall interest risk and foreign exchange risk management policy, the Group enters into various transactions involving derivative instruments. Derivative instruments used in connection with the Group’s hedging policy include forward exchange contracts for currency risk and interest rate swaps for interest rate risk.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

The Group records hedging activities under IAS 39 criteria, which allow a derivative instrument to qualify for hedging, provided that:

-	formalized supporting documentation of the hedging is available, at the inception of the hedge;
-	the hedge is expected to be highly effective and its effectiveness can be measured reliably; and,
-	for cash flow hedges, the forecasted transactions being hedged are highly probable.

3.4. REVENUE RECOGNITION

The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow.

Net sales are recognized when all the following criteria are satisfied:

-	the risks and rewards of ownership have been transferred to the customer;
-	the Group retains no effective control over the goods sold;
-	the amount of revenue and costs associated with the sale can be measured reliably;
-	it is probable that the economic benefits associated with the transaction will flow to the Group.

Discounts and rebates granted to customers and product returns, which can be estimated with reasonable accuracy, are recorded as a reduction of these sales revenue at the time of revenue recognition.

The Group records revenues for the resort segment as the related service is provided to guests. The resort segment includes revenues associated with long term sponsorship contracts, which are recognized pro-rata over the term of the contracts.

In the real estate development segment, revenue is recognized on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized over the service or lease terms, respectively.

4. SEASONALITY

The Group’s business is subject to the effects of seasonality and the annual results are significantly dependent on the second half of the year, which traditionally includes the high season at Disneyland® Resort Paris. Consequently, the operating results for First Half 2007 are not necessarily indicative of results to be expected for the full year.

5. REPORTED SEGMENTS

The Group’s primary and secondary reportable segments, under IAS 14 (“Segment Reporting”), are the business segment and the geographical segment, respectively. The Group only operates in Marne-la-Vallée, and as such the primary and secondary reportable segments are the same.

The Group has two reportable business segments:

-	Resort segment includes the operation of the theme parks, the hotels and Disney® Village, and the various services that are provided to guests visiting the resort destination; and

-	Real estate development segment includes the design and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

These business segments reflect the Group’s organizational structure and internal financial reporting system, which are based on the nature of the products and the services delivered. Each segment represents a strategic business offering different products and serving different markets.

The Group evaluates the performance of its business segments based primarily on operating margin. The Group does not evaluate the performance of its business segments based upon their respective fixed asset values. The accounting policies for both of these business segments are the same.

5.1. BALANCE SHEET INFORMATION

As of March 31, 2007 and September 30, 2006, the majority of the assets and liabilities of the Group related to the Resort segment. Significant balance sheet items related to Real estate development activities include € 43.4 million of investment property, € 4.5 million of inventories and € 33.0 million of deferred revenues.

5.2. INCOME STATEMENT INFORMATION

For the periods ended March 31, 2007, March 31, 2006 and September 30, 2006, no inter-segment transactions occurred.

First half ended March 31, 2007

(€ in millions)	Resort segment	Real estate development segment	First Half 2007
Revenues	506.1	6.5	512.6
Direct operating costs (incl. royalties and management fees)	(431.8)	(2.7)	(434.5)
Marketing and sales expenses	(61.3)	—	(61.3)
General and administrative expenses	(50.9)	(2.2)	(53.1)
Costs and expenses	(544.0)	(4.9)	(548.9)

Operating margin	(37.9)	1.6	(36.3)
Financial income	4.5	0.3	4.8
Financial expense	(50.4)	—	(50.4)
Loss from equity investments	(0.1)	—	(0.1)

(Loss) / income before taxes	(83.9)	1.9	(82.0)
Income tax benefit (expense)	—	—	—

Net (loss) / income	(83.9)	1.9	(82.0)

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

First half ended March 31, 2006

(€ in millions)	Resort segment	Real estate development segment	First Half 2006
Revenues	451.9	15.5	467.4
Direct operating costs (incl. royalties and management fees)	(410.7)	(9.4)	(420.1)
Marketing and sales expenses	(53.9)		(53.9)
General and administrative expenses	(51.6)	(2.7)	(54.3)
Costs and expenses	(516.2)	(12.1)	(528.3)

Operating margin	(64.3)	3.4	(60.9)
Financial income	2.3	—	2.3
Financial expense	(43.9)	—	(43.9)
Income from equity investments	0.2	—	0.2

(Loss) / income before taxes	(105.7)	3.4	(102.3)
Income tax benefit (expense)	0.5	—	0.5

Net (loss) / income	(105.2)	3.4	(101.8)

Year ended September 30, 2006

(€ in millions)	Resort segment	Real estate development segment	Fiscal Year 2006
Revenues	1,058.3	29.4	1,087.7
Direct operating costs (incl. royalties and management fees)	(858.5)	(15.9)	(874.4)
Marketing and sales expenses	(106.3)	—	(106.3)
General and administrative expenses	(104.5)	(4.9)	(109.4)
Costs and expenses	(1,069.3)	(20.8)	(1,090.1)

Operating margin	(11.0)	8.6	(2.4)
Financial income	5.0	0.1	5.1
Financial expense	(91.2)	(0.2)	(91.4)
Income from equity investments	0.1	—	0.1

(Loss) / income before taxes	(97.1)	8.5	(88.6)
Income tax benefit (expense)	—	—	—

Net (loss) / income	(97.1)	8.5	(88.6)

6. DIRECT OPERATING COSTS

Direct operating costs are detailed below:

(€ in millions)	Note	First Half 2007	Fiscal Year 2006	First Half 2006
Royalties and management fees	6.1	29.1	62.2	26.1
Operating depreciation and amortization		70.5	140.6	69.3
Other direct operating costs	6.2	334.9	671.6	324.7

Direct operating costs		434.5	874.4	420.1

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

6.1. ROYALTIES AND MANAGEMENT FEES

Royalties represent amounts payable to a wholly-owned indirect subsidiary of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC for use in attractions or other facilities and for the purpose of selling merchandise. Management fees are payable to Euro Disney S.A.S., the Gérant, as specified in EDA’s by-laws. Royalties are primarily based upon the operating revenues of the theme parks, and management fees are based upon operating revenues of the Group.

Pursuant to the 2005 Restructuring, TWDC agreed to defer management fees and royalties due by the Group to affiliates of TWDC, on an unconditional basis for a total amount of € 125 million and on a conditional basis for a total amount up to € 200 million as follows:

-	TWDC agreed to unconditionally defer and convert into subordinated long term debt management fees and royalties totaling € 25 million annually due with respect to each of fiscal years 2005 through 2009. Deferred amounts converted into long term subordinated debt bear interest at 12-month EURIBOR, compounded annually, and will be payable after the Group’s senior debt and subordinated debt (other than the Walt Disney Studios Park Loans owed to the CDC) have been repaid, starting in 2023; and

-	TWDC agreed to conditionally defer and convert into subordinated long term debt management fees and, as necessary royalties, up to a maximum annual amount of € 25 million due with respect to each of fiscal years 2007 to 2014. The amount, if any, of the deferral will be determined by reference to the Group’s financial performance relative to a pre-defined performance indicator. If the Group’s financial performance is less than the performance indicator for a given fiscal year, then the deferred amount for such fiscal year is equal to the difference (up to a maximum of € 25 million). Deferred amounts converted into long term subordinated debt have the same interest and repayment terms as the unconditionally deferred amounts described above.

Management fees and royalties of € 25 million have been reclassified from payables to subordinated long term debt reflecting TWDC’s unconditional deferral for fiscal year 2007.

6.2. OTHER DIRECT OPERATING COSTS

Other direct operating costs include employee wages and benefits, cost of sales for food and beverage, merchandise, transportation services and real estate land sales, maintenance, renovation expenses, insurance, utilities and operating taxes.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment activities for the fiscal year 2006 and the first half 2007 are presented below:

		Fiscal Year 2006				First Half 2007
(€ in millions)	September 2005	Addi- tions	Deduc- tions	Transfers / Adjust- ments	September 2006	Addi- tions	Deduc- tions	Transfers / Adjust- ments	March 2007
Book values of which:
Land and infrastructure	571.0	—	(0.9)	3.1	573.2	—	(0.1)	—	573.1
Buildings and attractions	2,964.7	0.3	(0.9)	50.2	3,014.3	—	(0.6)	4.0	3,017.7
Furniture, fixtures and equipment	626.4	0.8	(5.7)	19.2	640.7	0.1	(2.2)	6.5	645.1
Construction in progress	78.1	120.8	(1.5)	(80.2)	117.2	65.7	—	(14.4)	168.5

	4,240.2	121.9	(9.0)	(7.7)	4,345.4	65.8	(2.9)	(3.9)	4,404.4
Accumulated depreciation of which
Land and infrastructure	(212.7)	(16.8)	(0.3)	—	(229.8)	(8.3)	—	—	(238.1)
Buildings and attractions	(1,175.0)	(105.2)	0.7	—	(1,279.5)	(53.2)	0.1	—	(1,332.6)
Furniture, fixtures and equipment	(564.3)	(18.7)	5.8	—	(577.2)	(8.8)	2.2	—	(583.8)

	(1,952.0)	(140.7)	6.2	—	(2,086.5)	(70.3)	2.3	—	(2,154.5)

Total net book value	2,288.2	(18.8)	(2.8)	(7.7)	2,258.9	(4.5)	(0.6)	(3.9)	2,249.9

Property, plant and equipment amounted to € 4,404.4 million as of March 31, 2007 and € 4,345.4 million as of September 30, 2006. The € 59.0 million increase mainly reflects capital expenditures associated with the € 240 million Development Plan approved as part of the 2005 Restructuring. As of March 31, 2007, € 165.2 million had been cumulatively incurred as part of this multi-year plan. Construction in progress amounted to € 168.5 million as of March 31, 2007 and included Cars Race Rally and Crush’s Coaster (opening in June 2007) and The Twilight Zone Tower of Terror (opening in 2008).

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2007 are presented below:

(€ in millions)	March 31, 2007	September 30, 2006
Cash	20.3	15.6
Cash equivalents	173.6	250.8

Cash and cash equivalents	193.9	266.4

Cash and cash equivalents represent available liquid investments, including petty cash, available cash at bank, short term investments and deposits.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

9. MINORITY INTERESTS

			First Half 2007
(€ in millions)	Note	September 30, 2006	Net result allocation	Other	March 31, 2007
EDA	9.1	53.9	(14.7)	—	39.2
Centre de Congrès Newport S.A.S.	9.2	9.4	0.1	—	9.5
Phase I financing companies	9.3	43.1	1.8	—	44.9

Minority interests		106.4	(12.8)	—	93.6

Minority interests represent the above entities’ interests in the net assets of the Group equity that are not directly or indirectly owned by the shareholders of the Company.

9.1. EDA

EDA is an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA.

9.2. CENTRE DE CONGRÈS NEWPORT S.A.S.

As a result of the consolidation of this special purpose lease financing entity owned by TWDC at the beginning of fiscal year 2004, a minority interest balance was recorded by the Group representing Centre de Congrès Newport S.A.S.’s share capital and the portion of its net accumulated losses for which the remaining entities of the Group have no rights or obligations.

9.3. PHASE I FINANCING COMPANIES

Minority interests represent the share capital of financing companies and variable Phase I rent amounts incurred that are legally for the benefit of the partners of the Phase IA Financing Company. For a description of the Phase IA financing, please refer to note 2.1 of these interim condensed consolidated financial statements.

10. PROVISIONS

The Group records provisions for various charges, claims and litigation. Provisions amounted to € 15.2 million and € 10.3 million as of March 31, 2007 and September 30, 2006, respectively. During the First Half, € 6.7 million of increases in provisions were recorded while reversals of € 1.8 million were recognized, of which € 0.8 million were reversals without costs.

The € 6.7 million of increases in provisions were primarily driven by amounts related to the option price under the Phase IA financing arrangement for the Disneyland® Park. For a discussion on this Phase IA financing arrangement, please refer to note 2.1. The Group believes that there is uncertainty regarding the extent of the Group’s financial obligation in relation to the exercise of this option.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

11. BORROWINGS

			March 31, 2007					September 30, 2006
			Principal
(€ in millions)	Note	Stated interest rate (1)	Lease (2)	Loans	Total	EIM* discount	Net total
CDC senior loans		5.52%	211.9	30.6	242.5	—	242.5	242.5
CDC subordinated loans	11.1	4.89%	149.4	610.2	759.6	—	759.6	738.4
Credit facility – Phase IA		Euribor + 3.00%	188.7	84.8	273.5	(7.3)	266.2	264.9
Credit facility – Phase IB		Euribor + 3.00%	103.1	18.0	121.1	(3.8)	117.3	116.8
Partner advances – Phase IA		3.00%	304.9	—	304.9	—	304.9	304.9
Partner advances – Phase IB		3.41%	93.2	—	93.2	(0.5)	92.7	92.6
TWDC loans	11.2	Euribor and Euribor + 0.20%	17.3	191.6	208.9	—	208.9	179.9
Financial lease		8.25%	0.3	—	0.3	—	0.3	0.6

Non-current borrowings			1,068.8	935.2	2,004.0	(11.6)	1,992.4	1,940.6
Financial lease		8.25%	0.7	—	0.7	—	0.7	0.7

Current borrowings			0.7	—	0.7	—	0.7	0.7

Total borrowings			1,069.5	935.2	2,004.7	(11.6)	1,993.1	1,941.3

*	Effective Interest Method.
(1)	The stated interest rate represents the weighted average interest rate for each borrowing.
(2)	Represents the borrowings of the consolidated financing companies. These debt balances underlie the Group's contractual lease commitments. Also includes borrowings related to a financial lease.

11.1. CDC SUBORDINATED LOANS

Pursuant to the 2005 Restructuring, the Caisse des Dépôts et Consignations (“CDC”) agreed to forgive € 2.5 million of interest on the Walt Disney Studios Park Loans per year in each of the fiscal years 2005 through 2012 and to conditionally defer and convert to subordinated long term debt, interest payments up to a maximum amount of € 20.2 million per year for each of the fiscal years 2005 through 2012 and € 22.7 million per year for each of the fiscal years 2013 and 2014.

As of March 31, 2007, CDC subordinated loans amounted to € 759.6 million, compared to € 738.4 million as of September 30, 2006. The € 21.2 million increase primarily related to the fiscal year 2006 conditional deferral noted above.

11.2. TWDC LOANS

Pursuant to the terms of the 2005 Restructuring, TWDC has agreed to unconditionally defer and convert into long term subordinated debt certain management fees and royalties payable, up to a maximum amount of € 25 million with respect to each of fiscal years 2005 through 2009. As of March 31, 2007, the resulting long term subordinated debt amounted to € 75.7 million, compared to € 50.0 million as of September 30, 2006. The € 25.7 million increase primarily related to the fiscal year 2007 unconditional deferral of royalties and management fees. This long term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually. The principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017.

As of March 31, 2007, the remaining TWDC loans amounted to € 133.2 million, compared to € 129.9 million as of September 30, 2006. These loans bear interest at 12-month EURIBOR and 3-month EURIBOR plus 0.2%.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

11.3. FINANCIAL EXPENSE

First Half financial expense totaled € 50.4 million and included € 45.2 million of interest expense.

11.4. DEBT MATURITY SCHEDULE

The Group’s borrowings at March 31, 2007 have the following scheduled maturities during the respective fiscal year listed:

(€ in millions)	Amount(1)
2007	0.3
2008	60.6
2009	86.2
2010	89.9
2011	123.3
Thereafter	1,644.4

2,004.7
(1)	Represents principal before discount (see above table).

11.5. DEBT COVENANTS

The Group has covenants under its debt agreements that limit its investment and financing activities. The Group must also meet financial performance covenants that require improvements to its operating margin. If compliance with financial performance covenants could not be achieved through increased revenues, the Group would have to appropriately reduce operating costs, curtail a portion of planned capital expenditures (outside those contained in the Group’s Development Plan) and/or seek assistance from TWDC or other parties as permitted under the loan agreements. Although no assurances can be given, the Group currently believes that it will meet its financial performance covenants in fiscal year 2007 through increased revenues and continued cost containment, without the need for any of the additional measures referred to above.

12. RELATED-PARTY TRANSACTIONS

Related-party transactions between the Group and TWDC are presented below:

(€ in millions)	Note	First Half 2007	Fiscal Year 2006	First Half 2006
Revenues
Other services		1.8	5.1	1.9

Costs and expenses
Royalties and management fees	6.1	(29.1)	(62.2)	(26.1)
Development agreement	12.1	(12.5)	(25.4)	(12.4)
Other services		(1.6)	(3.0)	(1.6)

Net financial charges(1)	12.2	(2.8)	(3.8)	(1.6)

Total		(44.2)	(89.3)	(39.8)
(1)

For the First Half 2007 and Fiscal Year 2006 and First Half 2006, net financial charges included interest expenses for € 2.9 million, € 4.0 million and € 1.7 million respectively. These expenses are partly offset by interest income.

EURO DISNEY S.C.A. GROUP

ACCOMPANYING NOTES TO INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2007

(€ in millions)	Note	March 31, 2007	September 30, 2006
Assets
Financial assets		4.9	4.9
Trade and other receivables		6.8	5.9

Total assets		11.7	10.8

Liabilities
Borrowings	11.2	208.9	179.9
Trade and other payables(1)		35.4	67.1

Total liabilities		244.3	247.0
(1)	As of March 31, 2007 and September 30, 2006, included royalties and management fees outstanding for an amount of € 6.4 million and € 40.6 million, respectively.

12.1. DEVELOPMENT AGREEMENT

The Group reimburses Euro Disney S.A.S. for all of its direct and indirect costs incurred in connection with the provision of services under the “Development Agreement”. These services are in addition to the services Euro Disney S.A.S. is required to provide as the Management Company and include, among other things, the development of conceptual design for existing Theme Parks and future facilities and attractions, the manufacture and installation of specialized show elements, the implementation of specialized training for operating personnel, the preparation and updating of operations, maintenance and technical manuals, and the development of a master land use plan and real estate development strategy.

12.2. FINANCIAL INSTRUMENTS

The Group entered into several interest rate swap agreements with TWDC during fiscal year 2006 to manage its exposure to changes in interest rates.

As of March 31, 2007, all of the Group's borrowings tied to floating interest rates were hedged with interest rate swaps, except for TWDC loans.

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE INTERIM REPORT

EURO DISNEY S.C.A. GROUP

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE INTERIM REPORT

First Half Ended March 31, 2007

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE INTERIM REPORT

We attest that, to the best of our knowledge, the interim condensed consolidated financial statements are prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and that the interim management report gives a fair view of the information referred to in Article 222-6 of the “Réglement général” of the “Autorité des marchés financiers”.

The Gérant, Euro Disney S.A.S.

Represented by Mr. Karl L. Holz,

Chairman and Chief Executive Officer

STATUTORY AUDITORS’ REPORT ON THE FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2007

EURO DISNEY S.C.A. GROUP

STATUTORY AUDITORS’ REPORT ON THE FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2007

First Half Ended March 31, 2007

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
63, RUE DE VILLIERS	76, RUE DE MONCEAU
92200 NEUILLY-SUR-SEINE	75008 PARIS

This is a free translation into English of the Statutory Auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

STATUTORY AUDITORS’ REVIEW REPORT ON FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2007

(PERIOD FROM OCTOBER 1, 2006 TO MARCH 31, 2007)

To the Shareholders,

Euro Disney S.C.A.

Chessy

To the shareholders,

In our capacity as statutory auditors and in accordance with the requirements of article L 232-7 of French Commercial Law (“Code de Commerce”), we hereby report to you on:

-	the review of the accompanying condensed half-year consolidated financial statements of Euro Disney S.C.A., for the period October 1, 2006 to March 31, 2007,
-	the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Gérant. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report on the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

The Statutory Auditors, May 18, 2007

PricewaterhouseCoopers Audit	Caderas Martin

Eric Bulle	Antoine Gaubert

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gérant) Euro Disney S.A.S.

Date: May 18, 2007

By:	/s/ GREG RICHART
Name:	Greg Richart
Title:	Vice-President - Chief Accounting Officer